SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35917

Multi-Class ETF Fund Exemptive Relief under the Investment Company Act of 1940

January 27, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of applications under section 6(c) of the Investment Company Act of 1940 ("Act"), each for an exemption from sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the Act and rule 22c-1 under the Act and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act.

Summary of the Applications: In each case, the Applicants (specified below) listed in the relevant paragraph below request an order ("Order") that would permit a registered open-end management investment company to offer one class of exchange-traded shares that operates as an exchange-traded fund (an "ETF Class," and such shares, "ETF Shares") and one or more classes of shares that are not exchange-traded (each such class, a "Mutual Fund Class," and such shares, "Mutual Fund Shares," and each such fund, a "Multi-Class ETF Fund"). Each Order would provide Multi-Class ETF Funds with two broad categories of relief: (i) the relief necessary to permit standard exchange-traded fund ("ETF") operations consistent with Rule 6c-11 under the Act ("ETF Operational Relief") and (ii) the relief necessary for a fund to offer an ETF Class and one or more Mutual Fund Classes ("ETF Class Relief").

Hearing or Notification of Hearing: An order granting the relevant application referenced below will be issued unless the SEC orders a hearing on that application. Interested persons may request a hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by email, if an email address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. The email should include the relevant file number referenced below. Hearing requests should be received by the SEC by 5:30 p.m., Eastern time, on February 23, 2026, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: The relevant person listed under each application below, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, which may be obtained via the Commission's website by searching for the applicable file number listed below, or for an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/search-filings. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090.

ALPS ETF Trust, et al. [File No. 812-15731]

Applicants: ALPS ETF Trust, Financial Investors Trust, and ALPS Advisors, Inc.

Filing Dates: The application was filed on March 24, 2025 and amended on April 15, 2025, June 27, 2025 and October 10, 2025.

Addresses: Brendan Hamill, Esq., brendan.hamill@sscinc.com; and Adam T. Teufel, Esq., Dechert

LLP, adam.teufel@dechert.com.

For Further Information Contact: Laura L. Solomon, Senior Counsel, or Trace W. Rakestraw, Senior Special Counsel.

Advisors Preferred Trust, et al. [File No. 812-15797]

Applicants: Advisors Preferred Trust and Advisors Preferred LLC.

Filing Dates: The application was filed on May 14, 2025 and amended on June 23, 2025, October 7, 2025 and January 13, 2026.

Addresses: Catherine Ayers-Rigsby, Advisors Preferred Trust, cayers-rigsby@cerosfs.com; and Parker Bridgeport, Thompson Hine LLP, Parker.Bridgeport@ThompsonHine.com.

For Further Information Contact: Laura L. Solomon, Senior Counsel, or Kaitlin C. Bottock, Assistant Chief Counsel.

The Alger ETF Trust, et al. [File No. 812-15733]

Applicants: The Alger ETF Trust, The Alger Funds, The Alger Funds II, The Alger Institutional Funds, Alger Global Equity Fund, Fred Alger Management, LLC, Weatherbie Capital, LLC, and Redwood Investments, LLC.

Filing Dates: The application was filed on March 26, 2025 and amended on May 22, 2025, June 27, 2025 and October 7, 2025.

Addresses: Tina Payne, Esq., and Mia Pillinger, Esq., Fred Alger Management, LLC, 100 Pearl Street, 27th Floor, New York, New York 10004; Nicole M. Runyan, P.C., Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022.

For Further Information Contact: Christopher D. Carlson, Senior Counsel, or Kaitlin C. Bottock, Assistant Chief Counsel.

AMG Funds, et al. [File No. 812-15599]

Applicants: AMG Funds, AMG Funds I, AMG ETF Trust, AMG Funds III, and AMG Funds IV, and AMG Funds LLC.

Filing Dates: The application was filed on July 2, 2024 and amended on May 28, 2025, June 27, 2025 and October 9, 2025.

Addresses: Gregory C. Davis, Esq., Ropes & Gray LLP, Gregory.Davis@ropesgray.com; Mark Duggan, Esq., AMG Funds LLC, 680 Washington Boulevard, Suite 500, Stamford, Connecticut 06901.

For Further Information Contact: Deepak T. Pai, Senior Counsel, or Trace W. Rakestraw, Senior Special Counsel.

Aristotle Funds Series Trust, et al. [File No. 812-15671]

Applicants: Aristotle Funds Series Trust and Aristotle Investment Services, LLC.

Filing Dates: The application was filed on December 13, 2024 and amended on April 30, 2025, June 20, 2025, and October 7, 2025.

Addresses: Joseph Lallande, Esq., Aristotle Investment Services, LLC, 840 Newport Center Drive, 7th Floor, Newport Beach, CA 92660, jlallande@aristotlecap.com; Rachael Schwartz, Esq., Sullivan & Worcester LLP, 1251 Avenue of the Americas, 19th Floor New York, NY 10020.

For Further Information Contact: Kris Easter Guidroz, Senior Counsel, or Trace W. Rakestraw, Senior Special Counsel.

BNY Mellon Investment Funds VII, Inc., et al. [File No. 812-15723]

Applicants: BNY Mellon Investment Funds VII, Inc., BNY Mellon Large Cap Securities Fund, Inc., BNY Mellon Opportunity Funds, BNY Mellon Short Term Municipal Bond Fund, BNY Mellon Sustainable U.S. Equity Fund, Inc., BNY Mellon Advantage Funds, Inc., BNY Mellon Appreciation

Fund, Inc., BNY Mellon Index Funds, Inc., BNY Mellon Investment Funds V, Inc., BNY Mellon Investment Funds VI, BNY Mellon Midcap Index Fund, Inc., BNY Mellon New Jersey Municipal Bond Fund, Inc., BNY Mellon New York AMT-Free Municipal Bond Fund, BNY Mellon Opportunistic Municipal Securities Fund, BNY Mellon Research Growth Fund, Inc., BNY Mellon Worldwide Growth Fund, Inc., BNY Mellon Absolute Insight Funds, Inc., BNY Mellon California AMT-Free Municipal Bond Fund, Inc., BNY Mellon Intermediate Municipal Bond Fund, Inc., BNY Mellon Municipal Funds, Inc., BNY Mellon Stock Funds, BNY Mellon Strategic Funds, Inc., BNY Mellon Investment Funds I, BNY Mellon Investment Funds II, Inc., BNY Mellon Investment Funds III, BNY Mellon Investment Funds IV, Inc., BNY Mellon ETF Trust, BNY Mellon ETF Trust II, BNY Mellon Investment Adviser, Inc., and BNY Mellon ETF Investment Adviser, LLC.

Filing Dates: The application was filed on March 13, 2025 and amended on April 16, 2025, June 26, 2025 and October 10, 2025.

Addresses: Michael W. Mundt and Brian P. Murphy, Stradley Ronon Stevens & Young, LLP, mmundt@stradley.com and bmurphy@stradley.com; Jeff Prusnofsky, BNY Mellon Investment Advisers, Inc., 240 Greenwich Street, New York, NY 10286.

For Further Information Contact: Deepak T. Pai, Senior Counsel, or Trace W. Rakestraw, Senior Special Counsel.

Calamos Investment Trust, et al. [File No. 812-15829]

Applicants: Calamos Investment Trust, Calamos Antetokounmpo Sustainable Equities Trust, Calamos ETF Trust, Calamos Advisors LLC, and Calamos Antetokounmpo Asset Management LLC.

Filing Dates: The application was filed on June 6, 2025 and amended on October 6, 2025.

Addresses: Erik D. Ojala, eojala@calamos.com; Paulita Pike and Rita Rubin, Ropes & Gray LLP,

Paulita.Pike@ropesgray.com and Rita.Rubin@ropesgray.com.

For Further Information Contact: Laura L. Solomon, Senior Counsel, or Kaitlin C. Bottock, Assistant Chief Counsel.

DoubleLine ETF Trust, et al. [File No. 812-15724]

Applicants: DoubleLine Funds Trust, DoubleLine ETF Trust, DoubleLine Capital LP, DoubleLine ETF Adviser LP, and DoubleLine Alternatives LP.

Filing Dates: The application was filed on March 13, 2025 and amended on April 16, 2025, June 27, 2025, and October 9, 2025, and January 23, 2026.

Addresses: Ronald R. Redell, DoubleLine Funds Trust, Legal@doubleline.com; and Jeremy C. Smith, Ropes & Gray LLP, Jeremy.Smith@ropesgray.com.

For Further Information Contact: Kris Easter Guidroz, Senior Counsel, or Trace W. Rakestraw, Senior Special Counsel.

First Trust Exchange-Traded Fund, et al. [File No. 812-15698]

Applicants: First Trust Exchange-Traded Fund, First Trust Exchange-Traded Fund II, First Trust Exchange-Traded Fund III, First Trust Exchange-Traded Fund IV, First Trust Exchange-Traded Fund V, First Trust Exchange-Traded Fund VI, First Trust Exchange-Traded Fund VII, First Trust Exchange-Traded Fund VIII, First Trust Exchange-Traded AlphaDEX® Fund, First Trust Exchange-Traded AlphaDEX® Fund II, First Trust Series Fund, and First Trust Advisors L.P.

Filing Dates: The application was filed on February 6, 2025 and amended on May 15, 2025, July 17, 2025, and October 8, 2025.

Addresses: W. Scott Jardine, Esq., First Trust Advisors L.P., 120 East Liberty Drive, Suite 400, Wheaton, IL 60187; and Eric F. Fess, Esq., Felice R. Foundos, Esq., Morrison C. Warren, Esq., and Suzanne M. Russell, Esq., Chapman and Cutler LLP, fess@chapman.com, foundos@chapman.com, warren@chapman.com, and russell@chapman.com.

For Further Information Contact: Kris Easter Guidroz, Senior Counsel, or Trace W. Rakestraw, Senior Special Counsel.

Gabelli Equity Series Funds, Inc., et al. [File No. 812-15866]

Applicants: Gabelli Equity Series Funds, Inc., Gamco Global Series Funds, Inc., Gabelli Innovations Trust, Gabelli Investor Funds, Inc., Gabelli International Growth Fund, Inc., Gabelli Gold Fund, Inc., Gabelli SRI Fund, Inc., Gabelli Value 25 Fund Inc., Gabelli 787 Fund, Inc., Comstock Funds, Inc., Gabelli Asset Fund, The Gabelli Dividend Growth Fund, The Gabelli Utilities Fund, The Gabelli Growth Fund, Keeley Funds, Inc., Teton Westwood Funds, Gabelli Funds, LLC, Teton Advisors, LLC, and Keeley Teton Advisors, LLC.

Filing Dates: The application was filed on July 25, 2025 and amended on October 7, 2025 and January 14, 2026.

Addresses: Peter D. Goldstein, GAMCO Investors, Inc., PGoldstein@gabelli.com; and Karen A. Aspinall, Esq. and Robert J. Rhatigan, Esq., Practus, LLP, karen.aspinall@practus.com, and robert.rhatigan@practus.com.

For Further Information Contact: Laura L. Solomon, Senior Counsel, or Trace W. Rakestraw, Senior Special Counsel.

The Hartford Mutual Funds, Inc., et al. [File No. 812-15635]

Applicants:

The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc., Hartford Funds Exchange-Traded Trust, Lattice Strategies Trust, Hartford Funds Management Company, LLC, and Lattice Strategies LLC.

Filing Dates: The application was filed on September 24, 2024 and amended on April 11, 2025,

June 18, 2025, and October 9, 2025, and January 22, 2026.

Addresses: Thomas R. Phillips, Hartford Mutual Funds, Inc., thomas.phillips@hartfordfunds.com; and John V. O'Hanlon, Esq. and Adam T. Teufel, Esq., Dechert LLP, john.ohanlon@dechert.com and adam.teufel@dechert.com.

For Further Information Contact: Kris Easter Guidroz, Senior Counsel, or Trace W. Rakestraw, Senior Special Counsel.

Impax Funds Series Trust I, et al. [File No. 812-15631]

Applicants: Impax Funds Series Trust I, Impax Funds Series Trust III, and Impax Asset Management LLC.

Filing Dates: The application was filed on September 20, 2024 and amended on April 18, 2025, June 25, 2025, October 7, 2025, and January 13, 2026.

Addresses: Edward Farrington, e.farrington@impaxam.com; Brian D. McCabe and Jimena A. Smith, Ropes & Gray LLP, brian.mccabe@ropesgray.com and jimena.smith@ropesgray.com.

For Further Information Contact: Deepak T. Pai, Senior Counsel, or Trace W. Rakestraw, Senior Special Counsel.

Invesco Exchange-Traded Fund Trust, et al. [File No. 812-15672]

Applicants:

Invesco Exchange-Traded Fund Trust, Invesco Exchange-Traded Fund Trust II, Invesco India Exchange-Traded Fund Trust, Invesco Actively Managed Exchange-Traded Fund Trust, Invesco Actively Managed Exchange-Traded Commodity Fund Trust, Invesco Exchange-Traded Self-Indexed Fund Trust, AIM Counselor Series Trust (Invesco Counselor Series Trust), AIM Equity Funds (Invesco Equity Funds), AIM Funds Group (Invesco Funds Group), AIM Growth Series (Invesco Growth Series), AIM International Mutual Funds (Invesco International Mutual Funds),

AIM Investment Funds (Invesco Investment Funds), AIM Investment Securities Funds (Invesco Investment Securities Funds), AIM Sector Funds (Invesco Sector Funds), AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds), Invesco Management Trust, Invesco Capital Management LLC, and Invesco Advisers, Inc.

Filing Dates: The application was filed on December 16, 2024 and amended on April 17, 2025, June 27, 2025, and October 8, 2025.

Addresses: Adam Henkel, Invesco Capital Management LLC, Adam.Henkel@invesco.com; and Michael W. Mundt, Stradley Ronon Stevens & Young, LLP, mmundt@stradley.com.

For Further Information Contact: Kris Easter Guidroz, Senior Counsel, or Trace W. Rakestraw, Senior Special Counsel.

Lazard Active ETF Trust, et al. [File No. 812-15842]

Applicants: Lazard Active ETF Trust, The Lazard Funds, Inc., and Lazard Asset Management LLC.

Filing Dates: The application was filed on June 27, 2025 and amended on October 10, 2025.

Addresses: Mark R. Anderson, Esq., mark.anderson@lazard.com; and Allison M. Fumai, Esq., Dechert LLP, allison.fumai@dechert.com.

For Further Information Contact: Laura L. Solomon, Senior Counsel, or Trace W. Rakestraw, Senior Special Counsel.

Natixis Funds Trust I, et al. [File No. 812-15627]

Applicants: Natixis Funds Trust I, Natixis Funds Trust II, Natixis Funds Trust IV, Gateway Trust, Loomis Sayles Funds I, Loomis Sayles Funds II, Natixis ETF Trust, Natixis ETF Trust II, Natixis Advisors, LLC, Loomis, Sayles & Company, L.P., AEW Capital Management, L.P., Gateway Investment Advisers, LLC, Mirova US LLC, Harris Associates L.P., and Vaughan Nelson Investment Management, L.P.

Filing Dates: The application was filed on September 12, 2024 and amended on April 17, 2025, July 1, 2025 and October 7, 2025.

Addresses: Susan McWhan Tobin, Esq., Natixis Advisors, LLC, 888 Boylston Street, Boston, MA 02199; Jessica L. Reece and Michael G. Doherty, Ropes & Gray LLP, 800 Boylston Street, Boston, MA 02199.

For Further Information Contact: Christopher D. Carlson, Senior Counsel, or Kaitlin C. Bottock, Assistant Chief Counsel.

New Age Alpha Funds Trust, et al. [File No. 812-15803]

Applicants: New Age Alpha Funds Trust and New Age Alpha Advisors, LLC.

Filing Dates: The application was filed on May 19, 2025 and amended on June 27, 2025, October 1, 2025 and December 22, 2025.

Addresses: Michael J. Semack, Esq., New Age Alpha Advisors, LLC, msemack@newagealpha.com; Bo James Howell, Esq., FinTech Law, LLC, bo.howell@fintechlegal.io.

For Further Information Contact: Christopher D. Carlson, Senior Counsel, or Trace W. Rakestraw, Senior Special Counsel.

Thrivent Mutual Funds, et al. [File No. 812-15621]

Applicants: Thrivent Mutual Funds, Thrivent ETF Trust and Thrivent Asset Management, LLC.

Filing Dates: The application was filed on August 28, 2024 and amended on April 22, 2025, June 23, 2025 and October 9, 2025.

Addresses: John D. Jackson, Jay.Jackson@thrivent.com; Jeremy C. Smith and Ali R. Olia, Ropes &

Gray LLP, Jeremy.Smith@ropesgray.com and Ali.Olia@ropesgray.com.

For Further Information Contact: Laura L. Solomon, Senior Counsel, or Trace W. Rakestraw,

Senior Special Counsel.

   For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.